Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GraphOn Corporation

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-156229, 333-145284, 333-119402, 333-107336, 333-40174, and 333-88255) of GraphOn Corporation of our report dated March 31, 2010, relating to the consolidated financial statements, which appear in this Form 10-K.

Our report on the consolidated financial statements included a pragraph that states, as discussed in Note 5 to the consolidated financial statements, in 2009, the Company has changed its method of accounting for warrants that are not indexed to its stock due to the adoption of FASB ASC 815 (EITF 07-5), Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock.

/s/ Macias Gini & O'Connell LLP
Macias Gini & O’Connell LLP
Sacramento, California
March 31, 2010